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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 4)

                             COMSHARE, INCORPORATED
                            (Name of Subject Company)

                             COMSHARE, INCORPORATED
                      (Name of Person(s) Filing Statement)

                          COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)

                                    205912108
                      (CUSIP Number of Class of Securities)

                               Brian J. Jarzynski
          Senior Vice President, Chief Financial Officer and Treasurer
                             Comshare, Incorporated
                              555 Briarwood Circle
                            Ann Arbor, Michigan 48108
                                  (734)994-4800
    (Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                 with copies to:

                             Thomas S. Vaughn, Esq.
                               Dykema Gossett PLLC
                             400 Renaissance Center
                             Detroit, Michigan 48243
                                 (313) 568-6800


/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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         This Amendment No. 4 to Schedule 14D-9 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission on July 1, 2003, as amended by Amendment Nos. 1, 2 and 3 to the Schedule 14D-9 filed with the Securities and Exchange Commission on July 16, 2003, July 18, 2003 and July 28, 2003, respectively, by Comshare, Incorporated (the "Company"), a Michigan corporation, relating to the tender offer made by Conductor Acquisition Corp., (the "Purchaser") a Michigan corporation and an indirect wholly owned subsidiary of Geac Computer Corporation Limited, a corporation governed by the Canada Business Corporations Act, ("Geac"), as set forth in a Tender Offer Statement filed by Purchaser on Schedule TO, dated July 1, 2003, for all of the outstanding common stock of Comshare, including the Series A Preferred Stock purchase rights associated thereto, at a price of $4.60 net per share, upon the terms and subject to the conditions set forth in the Schedule TO.

         Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned to such terms in the Schedule 14D-9 or the Offer to Purchase. The Schedule 14D-9 is hereby amended and supplemented as follows:

ITEM 8. ADDITIONAL INFORMATION.

            Item 8 of the Schedule 14D-9 is hereby amended and supplemented to include the following:

            On July 30, 2003, Geac and the Company executed a consent letter whereby the Company consented to the extension of the Offer until 12:00 midnight, Eastern time, on July 31, 2003 and Geac agreed that if Merger Subsidiary is required to accept validly tendered shares under the terms of the Merger Agreement, Geac shall, if requested by the Company, cause Merger Subsidiary to provide a Subsequent Offering Period of not less than seven business days. On July 31, 2003, Geac issued a press release announcing the extension of the Offer until 12:00 midnight, eastern time, on July 31, 2003.

ITEM 9. EXHIBITS.

         Item 9 of the Schedule 14D-9 is hereby amended and supplemented to include the following:

EXHIBIT NUMBER                            DESCRIPTION
--------------                            -----------

(a)(36)                          Consent Letter, dated June 30, 2003.
(a)(37)                          Press Release issued by Geac on July 31, 2003.







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                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  COMSHARE, INCORPORATED


                                  By:         /s/ Brian Jarzynski
                                       -----------------------------------------
                                              Brian J. Jarzynski
                                              Senior Vice President, Chief
                                              Financial Officer and Treasurer

Dated:  July 31, 2003


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                                  EXHIBIT INDEX



EXHIBIT NO.             DESCRIPTION

EX-99(a)(36)           Consent Letter, dated June 30, 2003.

EX-99(a)(37)           Press Release issued by Geac on July 31, 2003.